David Derby

#40 – 2830 Hemlock Street

Vancouver, BC V6H 2V9

June 23, 2005

Golden Patriot, Corp.

#1205 – 789 West Pender Street

Vancouver, BC  V6C 1H2

To the Board of Directors:

I, David Derby, tender my resignation as Director and Chief Financial Officer of Golden Patriot, Corp., effective immediately.   I am resigning as I do not have sufficient time to dedicate to the company.

Yours truly,

/s/ David Derby

David Derby